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                                                                   EXHIBIT 23.2


                         INDEPENDENT AUDITORS' CONSENT



The Board of Directors
Turbodyne Technologies, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Turbodyne Technologies, Inc. of our report dated March 15, 1999 relating to the consolidated statements of operations, shareholders' equity, and cash flows of Turbodyne Technologies, Inc. and subsidiaries for the year ended December 31, 1998, which report appears in the December 31, 2000 annual report on Form 10-K of Turbodyne Technologies, Inc.

Our report dated March 15, 1999, contains an explanatory paragraph that states that the Company has suffered recurring losses, has used cash in its operating activities in each of the last three years, has violated covenants of its debt facilities, has received an adverse award and a judgment in the aggregate amount of $7.1 million related to an arbitration matter and a building lease, respectively, is subject to class-action lawsuits brought against it by certain of its stockholders, and based upon the Company's projected cash flow for the ensuing year, it will be required to seek additional financing in order to continue its present operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The aforementioned consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

KPMG LLP

/s/ KPMG LLP
-------------------------

Los Angeles, California
November 1, 2001